Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

PARENT

Riverview Bancorp, Inc.

Subsidiaries (a)	Percentage Owned	State of Incorporation

Riverview Bank	100%	Washington

Riverview Services, Inc. (b)	100%	Washington

Riverview Trust Company (b)	100%	Washington

(a)	The operation of the Registrant’s wholly owned subsidiaries are included in the Registrant’s Financial Statements contained in Item 8 of this for 10-K.

(b)	This corporation is a wholly-owned subsidiary of Riverview Bank.